INVEST IN **FIRESALE**

Reinventing the $1T resale market


Sell
Anything
in 2s.

f.sale Miami, FL

Highlights

1. Enormous Market: Firesale is reshaping a $1T (by 2029) used goods resale market.
2. AI-powered: One tap and listed for sale in under 2 seconds.
3. Notable Investors: Already raised $200,000+ from Ex-Uber, Citrix & Digital Ocean executives.
4. Repeat Founder: Raised more than $20M in VC funding and led business exits of $140M+.

Featured Investors



Mark Templeton in Follow Invested $100,000

Mark B. Templeton is a seasoned technology executive best known for his long tenure as CEO of Citrix Systems, where he led the company from a single-product business with $15M in revenue to a global enterprise exceeding $3B and over 100 million users. He later served as CEO of DigitalOcean and has held board roles at Equifax, Arista Networks, Keysight Technologies, and Health Catalyst. With a background in product design and an MBA from UVA's Darden School, Templeton is also an active investor and advisor to early-stage tech companies.

"What excites me about Firesale is the way it turns a universal pain point into a magical experience. The team has built a frictionless engine for resale that feels inevitable, and I believe it has the potential to reshape how people move on from their old stuff."



Alex Priest in Follow

Alex Priest is an operations, strategy, and marketing leader with over 15 years of experience in high-growth tech companies. He was employee #35 at Uber, where he held several roles including Marketing Specialist, Digital Operations Lead, and Chief of Staff to the global marketing organization. After Uber, he led brand, policy, and communications work at Nurx and strategy, planning, and marketing leadership at Wheel. Currently, he

works as a fractional executive, advisor, and founder, helping companies navigate growth, build operational systems, and clarify internal and external positioning.

"I've seen firsthand how transformative removing friction can be for consumers, and Firesale is doing exactly that for resale. The simplicity and speed of the platform make it not just easier, but inevitable — and that's why I'm excited to back this team."

 **Thomas Sperry** Follow   Invested $5,000
Syndicate Lead

Tom Sperry is co-founder and Managing Partner at Rogue Venture Partners, a Portland, Oregon-based VC firm that invests in startups, especially in under-capitalized regions. Before starting Rogue, he led tech and gaming companies: he was CEO of Exit Games, CEO of Blade3D in Shanghai, and earlier held senior leadership roles at HNC Software and Looking Glass Studios. Tom began his career at Microsoft Corporation, where he was a founding member of the Games Division.
crunchbase.com

"As someone who has spent my career launching and backing businesses that expand opportunity, I've seen firsthand how mission-driven founders can take on enormous problems and build category-defining companies. That's what drew me to Firesale, and to back Tony again. I've known Tony through a prior venture and have always been impressed with his ability to zero in on complex, overlooked problems and create frictionless, scalable solutions. He's the kind of early-stage entrepreneur you want to bet on: deeply focused, relentlessly mission-driven, and committed to building companies that not only succeed but also make a positive impact. At Rogue Ventures, we've always believed in backing bold entrepreneurs solving hard problems in overlooked markets. Firesale isn't just a better way to sell used goods — it's a movement to unlock trapped value for millions of households while creating more sustainable consumption at scale. I'm proud to back Tony again and excited to be part of Firesale's journey to build the world's largest online yard sale."

 **Dan Weinberg** in   Follow

Dan is the Cofounder & CEO of RedKrypton a global digital marketing and technology agency. Dan started his career at NBC Sports Ventures and has a proven record of building out and managing cross-functional teams from the ground up across multiple divisions. In 2015, Dan launched FANCHEST, Inc., a direct to consumer gifting company. Dan grew FANCHEST to a top 50 INC. 5000 company in 2019 before it was acquired by a Private Equity firm. Previously, Dan was one of the first employees at Tough Mudder and served on the executive team, as the company scaled from 0-$100m in four years.

"As a venture capitalist for the past five years, I evaluate many companies weekly. Upon meeting Anthony and testing the app, I was truly impressed. It's rare to see a product this strong at launch. This fun and seamless app will solve many problems for both sellers and buyers."

 Other investors include Chris Quinn

Our Team

 **Anthony Longo** Founder & CEO

3x Founder raising more than $20M in early-stage venture capital. Proven product and marketing executive who has led and directly supported venture exits north of $140M.

 **Andrew Zhuk** Head of Platform

Experienced software engineer with over 15 years of driving innovation and delivering impactful technological solutions. Have been a principle founding engineer in 5 early-stage startups.

 **Serhii Hlushchenko** Lead Mobile Engineer

15 years of experience in developing native iOS applications and scalable mobile solutions, most recently supporting an application with more than 10M+ downloads.



Sydney Austin Head of Social & Community

Sydney is a dynamic and influential social media and content creator who heads Social & Community strategy here at Firesale.



Jessie Garcia Growth Marketing & Partnerships

Marketing ambassador and launcher for the DoorDash Campus Program and also lead a 12-person team as the US West Division Lead for Celsius.

A Letter from the Founder



> **What excites me most about Firesale is that we're not just solving a massive universal problem — we're delivering a universal good.**
>
> Anthony Longo
> Firesale CEO

Around the world, we face a paradox — and if you're lucky, it's a good one: you've accumulated *so much stuff* it's now a burden. Closets, garages, and storage units are overflowing.

For billions of others, the challenge is the opposite: access. The ability to get their hands on goods they couldn't afford new, but can afford used, can be life-changing, or at minimum, appreciated.

This is the problem Firesale solves.

I've spent 20+ years building and scaling technology companies, beginning as a software engineer at Sun Microsystems to founding four venture-backed startups, raising $20M+, and guiding multiple businesses through acquisitions worth more than $140M. Along the way, I've built platforms that disrupted real estate commissions, repositioned a semiconductor business through acquisition, and built one of the first social analytics platforms tracking over 1.3B profiles.

But what excites me most about Firesale is that we're not just solving a massive universal problem — we're delivering a universal good."

Sellers record a 2-second video, and our AI does the rest, full stop.

It's a **triple win:**

- **Win for Sellers:** Turn clutter into cash, effortlessly.

- **Win for Buyers:** Access affordable, quality goods, for a lot less.

- **Win for the Planet:** Reduce landfill waste while extending product life cycles.

The resale economy is projected to be a $1T+ global market by 2029, growing faster than retail, even with the slow, clunky, and fragmented platforms that power the market today. Firesale is building the **effortless resale engine** — purpose-built for frictionless speed, liquidity, and local network effects.

We're launching in South Florida, proving the model, then scaling until we've built the world's largest online yard sale.

If you believe selling should be effortless, buyers should have better access, and the planet deserves better than a landfill economy — we'd love to have you.

—

Anthony Longo

Founder & CEO, Firesale

A.I. is changing everything — and resale is next.

AI is rewriting everything about how we live, work, and consume. Virtually everything we know today will look and act differently tomorrow — buying and selling are no exception.

The most iconic companies of our generation all share one trait: **they removed friction.**

- **Uber:** push a button, car arrives
- **DoorDash:** choose a dish, food delivered
- **Venmo:** one tap, money transferred
- **Netflix:** click, ta-dum, movie starts

Each of these companies turned a painful, slow process into something magical. Firesale is bringing that same magic to resale.

- **Firesale**: one tap, listed for sale


Our Mission
Make Resale Effortless
So people recapture their money, declutter their lives, and give every item a second life.
SOLD
Yesterday Sunglasses
ACCESSORIES
$1,000.00

The Problem

Selling stuff is such a hassle; we don't bother doing it.

The problem isn't just clutter – it's friction.

- **Forms.** Endless fields to fill out.
- **Messenger threads.** Haggling, low-ball offers, and scammers are everywhere.
- **Parking-lot meetups.** Awkward exchanges with strangers.

Meanwhile, garages, basements, and closets across America are stuffed to the gills:

- Nearly 150 million homes all with the same problem
- The average US household has over 300,000 items
- 25% of homes with two-car garages can't fit a car in either stall
- 1-in-10 households rent off-site storage units

This idle inventory (or latent demand, as we like to call it) creates zero value. No economic activity, no benefit to people who need these goods, and no joy for the owners. **Everyone loses**.

The Solution

Firesale

You walk into your garage, open your phone, and in less than 1 minute, you list 20

items for sale.

No forms. No uploads. Just point, tap, done. That's Firesale.

We turned the nightmare of resale into a one-tap experience that feels like magic:

- 📹 **AI-Powered Camera:** Record a 2-second video — no typing.

- 🍩 **AI Selling Agent:** Titles, descriptions, categories, answers to questions, and prices appear like magic.

- 📐 **Auto-Pricing:** Our platform understands your item, current market demand across the web, and we recommend price adjustments so you can sell your item fast.

- 🚚 **Fulfillment Engine:** We partnered with Uber and nationwide shipping logistics providers for contactless local pickup & delivery.

You tap. We sell. **You get paid.**



A Massive Opportunity

The resale economy is not a niche — it's a trillion-dollar opportunity hiding in plain sight:

- **$523B resale market ($1T by 2029)** growing double digits annually

- **150M homes** stuffed full with unused items

- **165,000 yard sales every Saturday,** providing demand (that's more than 8.5M yard sales per year)

- **eBay, Facebook & Craigslist** — the biggest players — are 22+ years old and have never served this market

The space is wide open for a category-defining winner.

This isn't a niche problem. It's one of the largest untapped opportunities in consumer tech.

Why Now

- **Recent AI breakthroughs** make instant listing, auto-pricing, and effortless mass market syndication possible for the first time.

- **Aging "boomer" population,** downsizing, and passing down $84T in assets.

- **Cultural tailwinds** — minimalism, side hustles, and sustainability — are reshaping consumer behavior.

- **Stale competition** — Facebook Marketplace, Craigslist, Ebay and OfferUp are filled with scams, spam, and loads of friction across the entire buying/selling process.

This is our moment to build the most frictionless resale engine on Earth.

Listing Comparison

We're 6,000% Faster than eBay



We're 3,000% Faster than eBay

Time to list 50 items for sale

ebay	5h 50m
facebook	4h 10m
craigslist	3h 20m
OfferUp	2h 30m
firesale	< 3 min

Our Business Model

Firesale makes money in several ways:

- 20% commission on every sale

- Shipping & delivery fulfillment (via our partnership with Uber & 3rd party logistics)

- Buyer/seller protection & insurance

- Premium features for power users

Our model scales as the platform scales — a true network-effect marketplace.



Our Defensibility

Product features can be copied. Trust, speed, and liquidity cannot.

Firesale builds defensibility through:

- Our AI is not a feature; it's a system that gets smarter every time a listing is created, sold, and fulfilled

- Unique inventory is a moat, similar to Airbnb, people don't come for the UX, they come for the unique inventory

- Network effects from multi-listing sellers with cross-side growth loops

- Local-first + weekly drops liquidity loops to ensure everything sells fast

- Trust layers, inclusive of buyer/seller protections, in a space plagued by scams and bad actors

The Vision

Every Saturday, we host the largest yard sale in the world — online.

Millions of sellers. Millions of buyers. Billions of dollars in idle inventory turned into cash.

This is not just a marketplace. This is a movement.

Join Us

Join Us

We're backed by investors and operators who have built billion-dollar enterprises, so you're investing alongside people who have done this before.

- Mark Tempelton: Retired CEO of Citrix and Digital Ocean

- Alex Priest: Marketing Chief of Staff & employee #35 at Uber

- Tom Sperry: GP at Rogue Ventures

- Chris Quinn: GP @ Mute Ventures

We're raising this Wefunder round to:

- Launch and dominate our first markets, starting right here in Palm Beach County

- Refine our AI listing engine and liquidity flywheels

- Build a resale movement that changes how the world sells

Invest today and own a piece of the company that will define the future of resale. Firesale isn't just a better marketplace — we're creating a brand new category.

We believe resale should feel like magic, not work. We're here to make it effortless and profitable for everyone.

